SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

March 28, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Vince Di Stefano

100 F Street, N.E.

Washington, DC 20549

Re:	Hercules Technology Growth Capital, Inc. File Nos. 333-179431 and 814-00702

Dear Mr. Di Stefano:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), we are responding to the additional comment you issued to the Company via telephone on March 28, 2012 regarding the Company’s registration statement on Form N-2 (File No.333-179431) (the “Registration Statement”). Your comment is set forth below in bold and italics and is followed by the Company’s response.

1.	We are re-issuing the following comment and requesting that additional disclosure be added to the prospectus supplement: “Disclosure elsewhere in the prospectus indicates the Fund may take as long as two years to invest the proceeds of the shelf offerings. Please explain the reasons for any consequences of the delay. See Guide I and Item 7.2 of Form N-2.”

Response: The Company hereby undertakes to add the following disclosure to any prospectus supplement regarding the use of proceeds:

We intend to seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof consistent with our investment objective. We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within three to six months, depending on market conditions. We anticipate that the remainder will be used for working capital and general

ATLANTA	AUSTIN	HOUSTON	SACRAMENTO	NEW YORK	WASHINGTON DC

U.S. Securities and Exchange Commission

March 28, 2012

corporate purposes, including potential payments or distributions to shareholders. Pending such use, we will invest a portion of the net proceeds of this offering in short-term investments, such as cash and cash equivalents, which we expect will earn yields substantially lower than the interest income that we anticipate receiving in respect of investments in accordance with our investment objective.

*            *             *

In connection with the submission of the Company’s request for accelerated effectiveness of the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus